July 8, 2005




Mr. Brian McAllister
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    Versatech USA Inc.
            Form 10-KSB/A for the Year Ended
            December 31, 2004
            Filed April 28, 2005
            File No.  0-22729

Dear Mr. McAllister:

     The following letter in response to your letter dated June 1, 2005 concerning your review of above referenced filing. As requested, my responses are keyed to your comments and suggested revisions.

Front Cover, page 1

2.   File number 0-22729 will be revised to 33-91240 on all filings.

Part 11- Other Information, page 5
Item 6 - Management's Discussion and Analysis, page 6

3. At the present time, Versatech is not generating substantial revenue from its operations. As a result, Versatech' ability to continue in operation is largely dependent on it being able to raise funds. Over the next twelve months Versatech expects to be able to meet its cash requirements through loans obtained from officers and directors of the Corporation. Towards this end, Steve Krakonchuk, Versatech' Chairman, has advised the Corporation that he is prepared to loan up to $1 Million to it on terms and conditions to be agreed on. These terms and conditions will be negotiated and voted on by disinterested directors so as to insure that the best interests of the Corporation are provided for.

Report of Independent Registered Public Accounting Firm, page 9

4. To the Audit Committee of the Board of Directors and Stockholders Versatech USA Inc.
     Bellevue, WA

     We have audited the accompanying consolidated balance sheets of Versatech USA Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in the consolidated statements of stockholders' equity and consolidated statements of cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the accompanying consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in consolidated statements of stockholders' equity and consolidated statements of cash flows for the years ended December 31, 2004 and 2003 present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred ongoing operating losses and does not currently have financing commitments in place to meet expected cash requirements through 2004. Additionally, the Company is in default on its debt obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.


     Chisholm, Bierwolf & Nilson
     Bountiful Utah

Item 7 - Financial Statements, page 7
General

5. The only asset identified with hgh Unitropin was inventory of approximately $8000, there were no liabilities associated with this line. These assets were subsequently written-off against cost of goods sold during the audit of 2003. They probably should have been written-off against an other expense or discontinued operations, however, it was determined due to materiality to leave it where it was booked. There were no liabilities associated with the hgh Unitropin and nothing exists to date dealing with it either.

Note 4 - Notes Payable, page 20

6. Clarification concerning convertible note payable to officer in the amount of $36,126. The note is not convertible and disclosure will be made as follows:

             During 2001, a shareholder and officer of the Company loaned the Company $25,000. During 2003, the shareholder/officer loaned the Company an additional $11,126. Both amounts bear interest at 8% and are due on demand. As of December 31, 2004 the total loan balance remained at $36,126 and accrued interest was $17,602.

Item 8A - Controls and Procedures, page 22

7. Controls and procedures are operating effectively as of December 31, 2004. At this time Steve Krakonchuk is the only certifying officer of the Company. The revised 302 Certification as follows:

            4. As the sole certifying officer I am responsible for
               establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14 for the registrant.

            5. As the sole certifying officer, I have disclosed based
               on our most recent evaluation, to the registrant's auditors of the registrant's Board of Directors.

            6. As the sole certifying officer, I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 10 - Executive Compensation Table, page 22

8. Mr. Daily was not an employee during 2004 and therefore the Regulation cited is not applicable. Mr. Daily's employment ended in February 2003 and he resigned his directorship in December 2003. Separately, the Company entered into a Consulting Service Agreement with Mr. Daily to enable continuity of availability of Mr. Daily's services. Reference
     Item 6 of 10KSB 2003 Mr. Krakonchuk received $50,000 in accrued wages in 2004.

Item 14 - Principal Accountant Fees and Services, page 24

9. Aggregate accounting fees are as follows: 2004 - $11,155 and 2003 - $11,466

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.


Sincerely,


<STEVE KRAKONCHUK>
Steve Krakonchuk
Chairman & CEO
Versatech USA